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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of June 5, 2000


                                 CERTICOM CORP.
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                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                         CERTICOM CORP.
                                                 ------------------------------
                                                          (Registrant)



Date: June 5, 2000                           By:  /s/ Richard D. Brounstein
                                                 ------------------------------
                                                          (Signature)

                                                 [Insert name and title of
                                                  signing officer]








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                            [LOGO CANADA NEWSWIRE]

                  Give your message. We'll give you the world.

     News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]

     ATTENTION BUSINESS/TECHNOLOGY EDITORS:

     CERTICOM ANNOUNCES FASTEST, MOST FLEXIBLE VIRTUAL PRIVATE NETWORK SECURITY CLIENT FOR MOBILE AND WIRELESS DEVICES

     First Handheld VPN Client to Secure Mobile Access to a Wide Range of Installed Corporate Intranets Improving Productivity and Functionality for Mobile Workers

     HAYWARD, CA, June 5 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of mobile e-business security, today announced the Certicom VPN handheld client, a virtual private network (VPN) solution specifically built for today's mobile and wireless devices. Certicom's new offering will be the first handheld-device VPN client to interoperate with a wide range of popular VPN systems, allowing organizations to easily and securely incorporate popular mobile and wireless devices into sensitive corporate VPNs. Certicom's VPN client provides major productivity improvements and strategic flexibility to today's enterprise while expanding Certicom's wide range of mobile security products designed specifically to meet the bandwidth and footprint constraints of today's increasingly mobile professional work forces.

     "As a leading provider of intelligent broadband VPN solutions, Cisco views the convergence of VPNs and mobile devices as a critical issue for the industry," said Richard Palmer, vice president and general manager of VPN and security solutions at Cisco Systems, Inc. "Just as VPNs extended the classic WAN, mobile devices will extend VPNs to give remote users secure and reliable access to the corporate network from almost any location. Certicom's work in this area will be important as it provides solutions for today's mobile and wireless devices while ensuring interoperability with Cisco powered networks."

     A VPN uses the Internet as the transport backbone to establish secure links with an increasingly mobile workforce while extending communications to regional and isolated offices. Serving as an express lane on the information superhighway, VPNs are specially designed, secured connections between several points. Communications still travel along the Internet but are encrypted for security. While VPNs have been popular for several years, until today, there has been no VPN client for mobile devices compatible with existing VPN installations in the marketplace.

     "We've realized tremendous success delivering secure managed VPN connections to the wired workforce through our Contivity line of products," said Scott McFeely, VP & GM of Nortel Networks' Contivity Products. "With Certicom's client we will be able to implement secure, low-cost VPN connections for wireless handheld devices. This capability is critical to enterprises seeking flexible, yet secure, communication to their increasingly far-flung mobile and wireless workers. We are pleased to be working with Certicom to extend the range of our Contivity solution to address both wired and wireless users."

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     Certicom is targeting interoperability with VPN products from Alcatel,
AXENT Technologies Inc., Check Point, Cisco, Enterasys Networks (formerly Cabletron), Intel Corp., Nortel Networks and Spring Tide Networks to allow secure VPN communications for workers on the go. Other interoperability targets will follow based on market demand. This will allow network administrators to easily and cost-effectively extend their corporate intranets to their mobile professional workforce worldwide. In addition, service providers offering VPN services will be able to extend their offerings to IP- enabled handheld devices.

     "Securing the wireless Internet is a key component of our Secure Virtual Network architecture," said Asheem Chandna, vice-president of business development and product management for Check Point Software Technologies. "We are pleased to interoperate with Certicom's VPN client to provide customers with choice for wireless Internet access."

     As predicted by various industry analysts, the rapid growth in deployment of wireless devices is transforming the way people communicate and conduct business. According to IDC, 55.7 million Internet appliances will ship in 2002, with wireless applications representing nearly 1/3 of that number. In addition, the Boston-based Yankee Group estimates there will be more than 1 billion Web-enabled mobile devices by 2003, generating as much as 63 percent of transactions on the Web. As the corporate workforce goes mobile, and increasing numbers of mobile devices capable of supporting Internet Protocol (IP) and enterprise applications get deployed, there is a need for the two environments to converge.

     "Virtual Private Networks have contributed significantly to extending corporate resources into the remote nooks and crannies of numerous organizations. The next wave of information extension will ride on non-PC mobile devices that require high levels of security for both user convenience and integration into the existing VPN infrastructure," said Abner Germanow, Research Manager of Internet Security at IDC. "Every single corporate device that maintains even a cursory Internet connection requires a way to deliver high value information in a secure fashion."

     Certicom's initiative addresses the concerns of network administrators who have restricted the use of handhelds for enterprise remote access because of security reasons. Certicom's new product delivers a VPN client for the handheld device that enables secure transmission of corporate mission-critical data to the mobile user whose company has installed a VPN, unleashing the potential for large-scale use of mobile devices such as Palm(TM) handhelds to access corporate intranets.

     "As companies adapt their line of business applications for mobility, security becomes a primary concern," said Chuck Yort, vice president of business and government at Palm, Inc. "Certicom's handheld VPN client combined with the Palm OS(R) platform provides an excellent solution for mobile professionals that want to secure critical corporate data and applications through VPN connectivity."

     "The explosion of mobile applications including email, web surfing, SFA and ERP and the acceptance of handheld computing devices contribute to the need for higher bandwidth wireless solutions. QUALCOMM Incorporated High Data Rate (HDR) technology is a high speed, high capacity and cost effective wireless access solution which will enable wireless intranet and Internet access," said Jeff Jacobs, Sr. Vice President of Business Development, QUALCOMM . "As the premiere provider of mobile and wireless security, Certicom is well-positioned to be at the forefront of this emerging market need to enable wireless devices to connect to corporate intranets over HDR."

     The Certicom VPN client will be available in the last half of the year 2000, and will support IPSec, the dominant industry standard for secure virtual private networking. Future versions will be compatible with Certicom's Trustpoint PKI products and the MobileTrust CA service, as well as smart card technology, providing the strongest mutual authentication available in the industry. Certicom's VPN client supports a wide range of encryption algorithms, enabling interoperability with the current legacy base of enterprise VPN products, and includes Certicom's elliptic curve cryptography (ECC) for the new generation of mobility-focused VPN's. ECC is accepted as the standard for mobile communications due to its ability to minimize power and

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bandwidth requirements to address today's demand for compact, full strength security for wireless communications. The first computing platform supported will be the Palm OS version 3.5, with WinCE and EPOC support soon to follow.

     "Security is a critical element of mobile application access, and Certicom's VPN client combined with Aether Software's ScoutWare products will make mobile application security strong, easy and transparent," said Larry Roshfeld, senior vice president of products, Aether Software (formerly Riverbed Technologies). "We are delighted to be working with Certicom and believe that this signifies a major breakthrough for users of handhelds and wireless devices."

             "Certicom was the logical company to be the first to support VPNs in mobile devices and this new initiative is Certicom's latest step toward being the industry's 'one-stop shop' for mobile and wireless security," said Rick Dalmazzi, president and CEO of Certicom. "Advanced mobile VPN security from Certicom complements and extends our current security product line to enable the widespread availability of corporate data to the mobile workforce, especially through our commitment to partnering with leading communications and computing companies."

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     For further information: please contact: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050, x 15, jessical@lcomm.com; Investor contact: Lillian Armstrong/Kris Otridge Lippert/Heilshorn & Associates, (415) 433-3777